Exhibit 99.1

Turbo Energy Welcomes International Business Executive

Julian Groves to Board of Directors

VALENCIA, Spain – (Globe Newswire) – February 11, 2025 – Turbo Energy, S.A. (NASDAQ:TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today announced the appointment of Julian Groves to the Company’s Board of Directors, which was approved by the Company’s shareholders on December 18, 2024 at the Extraordinary General Meeting of Shareholders.

Groves brings Turbo Energy extensive experience in commercial strategy, geographic market expansion, worldwide product distribution and logistics, capital formation, private equity investments and corporate governance, as well as nearly three decades of experience leading business-to-business, direct-to-consumer, retail, wholesale and ecommerce initiatives for numerous iconic global brands in both the public and private sectors.

Since February 2019, Groves has served as Chief Operating Officer and executive member of the Board of MGO Global, Inc., a Nasdaq-listed company engaged in global commercialization of digitally-native lifestyle brands that have included both legendary soccer icon Leo Messi’s apparel brand, Messi Brand, and Stand Flagpoles. In this role, he has helped MGO raise tens of millions in pre-IPO, IPO and follow-on financings and is currently working to complete MGO’s business combination with one of the world’s leading commercial and pool management businesses serving the crude oil and refined petroleum tanker market in a transaction expected to be valued at more than $300 million.

Previously, Groves served as CEO of EC2M Holdings, a lifestyle brand-building company which owned and operated London Persona, a growing men’s lifestyle brand launched as a direct-to-consumer shopping experience for men seeking season-to-season high-end wardrobes. EC2M also represented the lifestyle brand Trickers throughout North America and Canada, charged with developing and managing the brand’s B2B channel. Other former senior executive posts have included Sales Director, EMEA of J Brand Europe, a premium, American denim clothing company in which Fast Retailing acquired an 80% stake for $290 million in 2012. As General Manager, EMEA of True Religion, Julian had full profit and loss (P&L) responsibility for the region, overseeing corporate operations in Switzerland and managing full P&L responsibility for the growing, fashion-forward denim brand.

In August 2007, Julian was recruited by GUESS Europe to serve as Country Manager of the casual lifestyle brand’s operations in the United Kingdom and Ireland. Under his proven leadership, GUESS Europe opened 32 concessions and 22 retail shops, including GUESS’ Central London flagship store. Earlier in his distinguished career, he was General Manager, UK and Ireland, for Groupe Zannier International from September 2004 through 2007; United Kingdom Sales Director for Burberry from September 2001 through 2004; and United Kingdom Sales Manager for LVMH Kenzo Homme UK Ltd. from November 1997 through August 2001.

Commenting on Groves’ appointment to the Board Enrique Selva, Chairman of the Board of Turbo Energy, stated, “I am delighted to welcome Julian to Turbo Energy’s Board and believe that his deep understanding of business strategy and global market penetration will have a significant impact on Turbo Energy’s planned expansion initiatives – with particular emphasis on commercialization of our SUNBOX Home solar energy storage technologies in the United States. He represents an outstanding addition to our Board and his unique and proven skillset is expected to greatly complement and enhance the overall strength and depth of capabilities of our leadership.”

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com